GREAT LAKES POWER INC.

2000 ANNUAL FINANCIAL REPORT

GREAT LAKES POWER is an independent power company with operations in Canada and the United States. Its production base at December 31, 2000 consisted of 20 generating stations with a combined generating capacity of 905 megawatts.

Great Lakes has been supplying power for over 80 years through its integrated hydroelectric power generation, transmission and distribution system in northern Ontario. The company also holds ownership interests in five other hydroelectric operations in Ontario, Quebec, British Columbia and the southern United States.

Great Lakes' other operations include a natural gas-fired cogeneration plant in northern Ontario and coal properties that supply thermal power plants in Alberta.

Great Lakes is a wholly-owned subsidiary of Brascan Corporation (BNN:TSE, NYSE).


HEAD OFFICE

GREAT LAKES POWER INC.
Suite 4400, P.O. Box 762
BCEPlace, 181 Bay Street
Toronto, Ontario
M5J 2T3

Telephone:        416-363-9491
Facsimile:        416-363-2856



CONTENTS

2000 Highlights                                    1

Financial Analysis and Review                      2

Consolidated Financial Statements                 12

Directors and Officers                            21

2000 HIGHLIGHTS

   FINANCIAL HIGHLIGHTS                       2000          1999
   --------------------                       ----          ----
   millions, except per share amounts
   Income
     Gross revenues                          $  334        $  286
     Net income                                 116           113
   Financial Position
     Total assets(1)                          2,476         2,405
     Shareholders' equity(1)                  1,249         1,216

   Per Common Share
     Net income(2)                           $ 0.92        $ 0.90
     Dividends                                 0.64          0.64
     Common share price(1)                    19.50         19.00

   (1) At December 31

   (2) Fully diluted



   OPERATING HIGHLIGHTS                             2000        1999
   --------------------                             ----        ----
     Total installed capacity (megawatts)(1)         905         899
     Electricity sales (gigawatt hours)            5,519       4,410
     Electricity generation (gigawatt hours)       4,581       3,604

   (1) At December 31


   PRODUCTION BASE(1)

                                                              OWNER-      GENERATING     GENERATING    INSTALLED
                                           LOCATION             SHIP        STATIONS          UNITS     CAPACITY
                                                                                                      (MEGAWATTS)
                                           ---------          ------      ----------     ----------   -----------
   NORTHERN ONTARIO POWER                  Ontario              100%              12             22          327

   GREAT LAKES HYDRO INCOME FUND
     Maclaren Energy                       Quebec                50%               3             10          238

   OTHER POWER OPERATIONS
     Lake Superior Power                   Ontario               50%               1              3          110
     Valerie Falls Power                   Ontario               65%               1              2           10
     Pontiac Power                         Quebec               100%               2              7           28
     Louisiana HydroElectric Power         Louisiana             75%(2)            1              8          192
                                                               ----            -----          -----         ----

   TOTAL                                                                          20             52          905
                                                               ====            =====          =====         ====

   (1) At December 31, 2000

   (2) Residual interest


                                                        REPORT TO SHAREHOLDERS 1

FINANCIAL ANALYSIS AND REVIEW


Great Lakes Power Inc. ("Great Lakes" or the "company") operates directly and through a number of wholly and partly owned affiliates. Great Lakes' direct and indirect ownership interests at December 31, 2000 are depicted in an abridged form on the following chart.


                         [GREAT LAKES POWER INC. CHART]

(1)Held through the Great Lakes Hydro Income Fund

(2)Residual interest


OPERATIONS REVIEW

Power production and sales statistics for the company's power generating operations for 2000 and 1999 are shown below (1):

gigawatt hours                            2000       1999
--------------                            ----       ----
Northern Ontario Power
   Electricity sales                     2,309      2,341
   Electricity generation                1,369      1,503
Maclaren Energy(2)
   Electricity sales                     1,573        193
   Electricity generation                1,554        192
Valerie Falls Power
   Electricity sales and generation         51         51
Pontiac Power
   Electricity sales                       214        202
   Electricity generation                  217        205
Louisiana HydroElectric Power
   Electricity sales                       520        780
   Electricity generation                  538        810
Lake Superior Power(3)
   Electricity sales and generation        852        843
                                         -----      -----
Total
   Electricity sales                     5,519      4,410
   Electricity generation                4,581      3,604
                                         =====      =====

(1)All data in this Review are for years ended December 31

(2)Maclaren Energy's sales and generation for 1999 are included only from November 18

(3)Including energy equivalents of contracted gas sales


The company's power generating operations sold 5,519 gigawatt hours ("GWh") of electricity during 2000, up from 4,410 GWh in 1999. The impact of the purchase of the Maclaren Energy power assets ("Maclaren Energy") in November 1999 was partly offset by decreased sales at Louisiana HydroElectric Power as a result of abnormally low water flows on the Mississippi River.

         The company's revenue from power operations consists of sales to regional electric companies, commercial, industrial and residential customers, and wholesale commodity markets known as "power pools" for further resale to end users.


NORTHERN ONTARIO POWER

Northern Ontario Power's operating performance in 2000 compared to 1999 is shown in the following table:

                                       2000       1999
                                       ----       ----
Installed capacity (MW)(1)              327        321
Electricity sales (GWh)               2,309      2,341
Electricity generation (GWh)          1,369      1,503
Internal power generation (%)(2)         57         62
                                      =====      =====

(1)MW - megawatts

(2)Measured as a percentage of electricity available for sale before distribution and line loss

2 GREAT LAKES POWER INC.

Electricity sales in 2000 were 1% lower than in 1999, mainly due to lower demand from the system's main industrial customers. Power sales to its main customers for 2000 and 1999 are shown below:

gigawatt hours                       2000       1999
--------------                       ----       ----
City of Sault Ste. Marie              722        716
Algoma Steel                          821        844
St. Marys Paper                       396        417
Other customers                       370        364
                                    -----      -----
                                    2,309      2,341
                                    =====      =====

In 2000, Northern Ontario Power supplied electric power to a total of 43,893 customers, of which 11,497 were supplied directly and 32,396 via the City of Sault Ste. Marie Public Utilities Commission ("P.U.C."), which distributes power within the city of Sault Ste. Marie. The P.U.C. accounted for 31% of 2000 gigawatt hour power sales.

         Algoma Steel is the system's largest industrial customer, accounting for 36% of 2000 sales. St. Marys Paper is its second largest industrial customer, accounting for 17% of 2000 sales. Power was also supplied directly to other residential and commercial customers in areas of the Algoma District north and east of Sault Ste. Marie, which together accounted for 16% of 2000 sales.

         In 2000, the system generated 1,369 GWh of its power sales from its own stations and purchased the balance from Ontario Power Generation Inc. ("OPGI"). Internal power generation was 57% of total sales, lower than the ten-year average of 64% due to drier than normal weather conditions in northern Ontario throughout 2000.

         Financial results for Northern Ontario Power for 2000 and 1999 are shown below:

millions                              2000       1999
--------                              ----       ----
Operating revenue                    $123.7     $125.4
Cash flow from operations              46.3       51.4
Operating earnings                     40.6       44.1
                                     ======     ======

Operating earnings decreased by 8% due to lower internal power generation. In 2000, purchased power costs were partly offset by the reversal of $5.1 million (1999 - $2.1 million) of previously set aside hydrological reserves.


MACLAREN ENERGY

Maclaren Energy's operating performance for 2000 and 1999 is shown below:

                                    2000       1999
                                    ----       ----
Installed capacity (MW)               238        238
Electricity sales (GWh)             1,573      1,492
Electricity generation (GWh)        1,554      1,452
                                    =====      =====

Power generation in 2000 increased 7% as a result of higher precipitation levels in western Quebec.

     Maclaren Energy sells its electrical power to two main industrial companies with operations in the area: Papier Masson Ltee, which operates a newsprint mill; and Nexfor Inc., which operates a pulp mill.

         Financial results for Maclaren Energy for 2000 and 1999 are shown below:

millions                               2000      1999
--------                               ----      ----
Operating revenue                     $54.1      $46.6
Cash flow from operations              39.0       30.3
Operating earnings                     30.9       27.9
                                       ====       ====

Great Lakes acquired a 40% interest in the Maclaren Energy power assets in November and December 1999 through the Great Lakes Hydro Income Fund. Results from Maclaren Energy for 1999 are included in the company's results for the last 43 days of that year. In May 2000, Great Lakes increased its ownership of the Fund to 50% at a cost of $22.3 million.

         At Maclaren Energy, the portion of the electricity generated and not sold pursuant to long-term contracts is sold into the short-term contract or spot electricity markets. The prices paid for electricity in the spot markets can be, and have been from time to time, volatile. This volatility is influenced by peak demand requirements, weather conditions, competition, electricity transmission constraints and fuel prices, as well as plant availability and other relevant factors. As a result, the sales revenues (consisting of both volume and price considerations) from these businesses are less predictable and subject to potentially greater variability from period to period than those businesses selling under long-term sales contracts.

                                                 FINANCIAL ANALYSIS AND REVIEW 3

VALERIE FALLS POWER

Valerie Falls Power's operating performance for 2000 and 1999 is shown below:

                                             2000       1999
                                             ----       ----
Installed capacity (MW)                        10         10
Electricity generation and sales (GWh)         51         51
                                               ==         ==

Power sales and generation were unchanged from 1999.

     Financial results for 2000 and 1999 are shown below:

millions                               2000       1999
--------                               ----       ----
Operating revenue                      $3.5       $3.5
Cash flow from operations               2.8        2.9
Operating earnings                      2.4        2.4
                                        ===        ===

PONTIAC POWER

Pontiac Power's operating performance for 2000 and 1999 is shown below:

                                     2000       1999
                                     ----       ----
Installed capacity (MW)                28         28
Electricity sales (GWh)               214        202
Electricity generation (GWh)          217        205
                                      ===        ===

Power sales increased 6% with higher precipitation levels in western Quebec.

         Financial results for Pontiac Power for 2000 and 1999 are shown below:

millions                               2000      1999
--------                               ----      ----
Operating revenue                     $13.3      $12.3
Cash flow from operations               9.6        8.8
Operating earnings                      7.9        7.0
                                        ===        ===

LOUISIANA HYDROELECTRIC POWER

Louisiana HydroElectric Power's operating performance for 2000 and 1999 is shown below:

                                     2000       1999
                                     ----       ----
Installed capacity (MW)               192        192
Electricity sales (GWh)               520        780
Electricity generation (GWh)          538        810
                                      ===        ===

Power sales in 2000 decreased 33% as a result of substantially lower water flows on the lower Mississippi River caused by abnormally dry conditions in the US Midwest throughout most of 2000.

         Financial results for Louisiana HydroElectric Power for 2000 and 1999 are shown in the following table:

millions ($US)                         2000      1999
--------------                         ----      ----
Operating revenue                     $94.6     $119.3
Cash flow from operations              55.5       66.7
Operating earnings                     62.3       83.8
                                       ====       ====

LAKE SUPERIOR POWER

Lake Superior Power's operating performance for 2000 and 1999 is shown in the following table:

                                     2000       1999
                                     ----       ----
Installed capacity (MW)               110        110
Gas consumption (MMcf)(1)           8,162      7,020
Electricity generation and
   sales (GWh)(2)                     852        843
                                      ===        ===

(1) MMcf -- million cubic feet

(2) Including power equivalent of gas sales

Sales increased during 2000 as a result of the decision to sell contracted gas purchases to take advantage of the significant increase during the year in natural gas prices.

         Financial results for Lake Superior Power for 2000 and 1999 are shown below:

millions                               2000       1999
--------                               ----       ----
Operating revenue                     $60.8      $47.1
Cash flow from operations              23.0       19.3
Operating earnings                     16.5       14.8
                                       ====       ====

HIGHVALE POWER

During 2000, Highvale Power earned royalty income on 4.0 million tonnes of coal mined at the Highvale I and II mine properties in Alberta. Highvale Power contributed $7.5 million to operating income during 2000, comparable to 1999.

PRODUCTIVITY INITIATIVES

Great Lakes continues to be among the lowest-cost producers of electric power in North America. Great Lakes' production control system identifies the most cost-efficient generators for use at any given time to make best use of available water resources. Fibre-optic and microprocessor-based relay and control systems used to operate its stations have reduced the impact of electrical storms and improved the efficiency of its generating facilities.

         A new supervisory control and data acquisition system ("SCADA"), installed in 1999 at Great Lakes' Ontario power operations, has state-of-the-art capa-

4 GREAT LAKES POWER INC.

bilities for system monitoring and energy and water resource management.

         The company has a comprehensive maintenance program to extend the operating life of its generating facilities and to maintain unit efficiency. This program includes annual examinations of major items of equipment, intensive reviews of dams, weirs and spillways every four to five years, and complete overhauls of generating units as required.

         During 2000, the three generating units at the Andrews, MacKay and Hogg power stations were returbined. These improvements added 6 MW of capacity at significantly lower costs than building new capacity.

         The productivity gains from these initiatives, along with further planned improvements in generation and transmission facilities, should enable the company to maintain its position as a low-cost generator of electricity.

SAFETY AND THE ENVIRONMENT

It is the company's policy that each of its operations manage its activities having regard to high standards of safety and well-being for its employees, and that they demonstrate care for the environment through the use of recognized sustainable development practices in compliance with all relevant laws and regulations. Great Lakes has also adopted the Canadian Electricity Association Environmental Commitment and Responsibility Program, which is based on the ISO's 14001 Environmental Standard criteria.

         Compliance is required with established safety, health and environmental practices from all employees, contractors and agents, and training is provided to achieve the desired compliance. Compliance is monitored through management systems that form an integral part of the daily business activities. Regular reports are made to the company's Board of Directors on the results of the company's Safety, Health and Environmental Programs.

         During 2000, there were no lost-time accidents and no high-risk incidents at any of the company's power operations.

NEW DEVELOPMENTS

In November 2000, the Company announced a $500 million capital investment program with the stated objective of doubling the operating earnings from its power business by the year 2005. The following is a summary of the major projects currently being pursued under this plan.

HIGH FALLS, ONTARIO

The company is proceeding to develop the High Falls generating facility on the Michipicoten River near Wawa, Ontario, to replace the existing 27 MW plant with a larger, more efficient 45 MW station with increased peak-period generating capability. This project has an expected cost of $75 million and will start construction during 2001.

SAULT STE. MARIE, ONTARIO/MICHIGAN

Detailed planning studies are under way for the construction of a 230 kilovolt high voltage transmission interconnection to link the company's Ontario power system in Sault Ste. Marie, Ontario, with the neighbouring power grid at Sault Ste. Marie, Michigan. This 300 MW interconnection is expected to enhance the company's ability to access other electricity markets to maximize the value of its generation output.

POWELL RIVER ENERGY, BRITISH COLUMBIA

In February 2001, the Great Lakes Hydro Income Fund acquired from Pacifica Papers Inc., a 50% interest in two hydroelectric stations with water storage facilities in the City of Powell River in southwestern British Columbia for a total consideration of $56 million. These facilities have a total installed capacity of 82 MW and are capable of generating 500 GWh of electricity annually, for sale to an industrial company on a take-or-pay contract.

PINGSTON CREEK, BRITISH COLUMBIA

During 2000, the company entered into a 50/50 partnership with Canadian Hydro Developers Inc. to proceed with the development of the 30 MW Pingston Creek hydroelectric power station near Revelstoke in central British Columbia. Environmental and other development approvals have been received, and

                                                 FINANCIAL ANALYSIS AND REVIEW 5
construction is expected to start in 2001 after negotiating related power sales and transmission agreements.


BRASCAN ENERGETICA, SOUTHERN BRAZIL

Through Brascan Energetica S.A. ("BESA"), a wholly-owned subsidiary of its principal shareholder, Brascan Corporation, the company is developing five hydroelectric stations in southern Brazil having a combined generating capacity of 81 MW. As part of this program, BESA recently acquired an 80% interest in the Pedrinho project, a 16 MW generating station to be built in the State of Parana. BESA has also commenced site development work at the 30 MW Passo do Maio generating station in the State of Rio Grande do Sol.


INCOME ANALYSIS

Great Lakes' net income for 2000 was $115.5 million or $0.92 per fully diluted common share, compared to $113.1 million or $0.90 per share on a comparable basis last year.

         Financial results for the year ended December 31, 2000 compared to 1999 are shown below:

millions, except per share amounts          2000            1999
----------------------------------          ----            ----
Power revenues
   Northern Ontario Power                 $  123.7        $  125.4
   Maclaren Energy                            27.1             1.1
   Energy marketing                           15.2              --
   Lake Superior Power                        30.4            23.6
   Louisiana HydroElectric Power               6.1            14.4
   Pontiac Power                              13.3            12.3
   Valerie Falls Power                         3.5             3.4
   Highvale Power                              7.5             7.5
                                          --------        --------
                                             226.8           187.7
Other income
   Long-term investments                      48.0            47.4
   Investment and other                       58.7            51.2
                                          --------        --------
                                             333.5           286.3
                                          --------        --------

Expenses
   Interest                                   79.2            64.4
   Power and fuel costs                       69.8            54.1
   Operating                                  26.8            19.2
   Depreciation                               20.7            16.7
   Minority interests                          4.6             3.7
   Income and other taxes                     16.9            15.1
                                          --------        --------
                                             218.0           173.2
                                          --------        --------
Net income                                $  115.5        $  113.1
                                          ========        ========
Per fully diluted common share            $   0.92        $   0.90
                                          ========        ========

Results for 2000 reflect the proportionate consolidation of the income and expenses of Maclaren Energy, as a result of the company's increased ownership in the Great Lakes Hydro Income Fund from 40% to 50% in May 2000.

POWER REVENUES

Revenue from Northern Ontario Power decreased in 2000 due mainly to lower power sales to one of the system's main industrial customers. The percentage of internal power generation decreased from 62% to 57% due to lower precipitation levels throughout 2000. This led to an increase in purchased power expenses included under "Power and fuel costs".

         The company's share of the revenue of Maclaren Energy in 2000 includes Great Lakes' 50% share of power sales and 100% of energy marketing gains. The amount for Maclaren Energy for 1999 represents the company's share of income earned after its first interest was acquired through the Great Lakes Hydro Income Fund in November of that year. Energy marketing is a new business developed by Great Lakes in 2000 and conducted through Maclaren Energy.

         The company's share of the revenue of Lake Superior Power increased 29% in 2000 due to the resale of contracted gas purchases to take advantage of higher natural gas prices.

         The company's share of income from Louisiana HydroElectric Power decreased substantially in 2000. The impact of abnormally dry conditions in the US Midwest on water flows on the lower Mississippi River was partly offset by drawing down $26.0 million of hydrological reserves.

         Revenue from Pontiac Power increased as a result of higher precipitation levels in western Quebec in 2000. Revenue from Valerie Falls Power and Highvale Power were similar to last year.

OTHER INCOME

Great Lakes maintains a portfolio of financial assets which help achieve the company's corporate financial objectives, including generating earnings and cash flow for redeployment in the power business.

         Income from long-term investments consists of dividends from the company's investments. This income

6 GREAT LAKES POWER INC.

was $48.0 million in 2000, up from $47.4 million in 1999. The composition of these long-term investments and the changes during 2000 are described in the Balance Sheet Analysis section of this report starting on page 6.

         Investment and other income consists of dividends earned on the company's securities portfolio, interest on loans receivable and other fee income. This income increased from $51.2 million in 1999 to $58.7 million in 2000 due to higher average securities balances and interest rates during the year.

EXPENSES

Expenses increased from $173.2 million in 1999 to $218.0 million in 2000, due mainly to higher power purchase and operating costs, and the proportionate consolidation of the expenses of Maclaren Energy.

         Interest expense on the company's term debentures and other debt increased 23% due to the inclusion of Maclaren Energy.

         Power and fuel costs include the cost of power purchased by Northern Ontario Power from Ontario Power Generation Inc. and the company's share of the cost of natural gas fuel purchased for the Lake Superior Power cogeneration plant. These costs increased 29% in 2000. The cost of power purchased by Northern Ontario Power increased by $4.0 million, mainly because of higher external power purchases relative to 1999 as a result of decreased internal power generation from the company's northern Ontario hydroelectric stations. The cost of power purchases was partly reduced by $5.1 million of previously set aside hydrological reserves in 2000, compared to $2.1 million in 1999.

         Operating expenses include the cost of maintaining operating facilities. These expenses increased by 40% due to increases in the operating expenses of Maclaren Energy over its first full year of operations.

         Minority interest expense represents dividends paid on preferred shares of subsidiaries. Minority interest expense increased in 2000 due to higher interest rates.

         Income and other taxes increased marginally from $15.1 million in 1999 to $16.9 million in 2000.

QUARTERLY EARNINGS

The following table summarizes the quarterly fully diluted earnings per share for 2000 compared to 1999:

                                       2000       1999
                                       ----       ----
Net income per fully diluted share
   1st Quarter                         $0.25      $0.25
   2nd Quarter                          0.26       0.25
   3rd Quarter                          0.22       0.23
   4th Quarter                          0.19       0.17
                                       -----      -----
Total for the year                     $0.92      $0.90
                                       =====      =====

BALANCE SHEET ANALYSIS

The company's total assets increased during 2000 to $2,476 million, due mainly to investments in additional generating capacity. Assets and liabilities at December 31, 2000 and 1999 are summarized below:

millions                                2000            1999
--------                                ----            ----
Financial assets
   Securities                         $  661.3        $  646.1
   Loans and other receivables           322.0           325.1
Long-term investments                    536.2           534.9
Property, plant and equipment            956.8           899.1
                                      --------        --------
                                      $2,476.3        $2,405.2
                                      ========        ========

Liabilities
   Accounts payable and other         $   76.4        $   99.4
   Mortgage bonds                        393.5           346.2
   Term debentures                       558.8           543.8
Future income taxes                      104.4           106.7
Minority interests                        94.2            93.1
Shareholders' equity                   1,249.0         1,216.0
                                      --------        --------
                                      $2,476.3        $2,405.2
                                      ========        ========

Great Lakes maintains a portfolio of securities and long-term investments, many of which represent the residual gains realized from the company's previous investment banking activities. These assets generate a stable level of cash flow for investment in the company's power generating operations and for distribution to its shareholders.

SECURITIES PORTFOLIO

The company's securities portfolio, which is comprised primarily of preferred shares of affiliated Canadian companies, increased from $646.1 million in 1999 to $661.3 million in 2000. The composition of the company's securities portfolio by business sector at December 31, 2000 compared to 1999 is summarized

                                                 FINANCIAL ANALYSIS AND REVIEW 7
in the following table:

millions                              2000       1999
--------                              ----       ----
Property                             $220.5     $170.5
Natural resources                     147.7      188.8
Financial services                     21.0       21.0
Diversified                           189.4      189.4
Short-term deposits and other          82.7       76.4
                                     ------     ------
                                     $661.3     $646.1
                                     ======     ======

LOANS AND OTHER RECEIVABLES

The company's loans and other receivables decreased from $325.1 million in 1999 to $322.0 million in 2000 due principally to cash placed on interest bearing deposits with affiliates pending investment in the company's power generating operations.

LONG-TERM INVESTMENTS

The book values of the company's long-term investments and the underlying securities at December 31, 2000 compared to 1999 are shown below:

millions                              2000       1999
--------                              ----       ----
Trilon Financial Corporation         $195.3     $195.3
Noranda Inc.                          150.0      150.0
Brascan Corporation                   112.0      112.0
Other investments                      78.9       77.6
                                     ------     ------
                                     $536.2     $534.9
                                     ======     ======

Great Lakes holds a senior preferred share investment in Trilon Holdings Inc. which, together with Brascan Corporation ("Brascan"), owned 65% at December 31, 2000 of the common shares of Trilon Financial Corporation ("Trilon"). Trilon is a publicly-listed Canadian-based financial services company. This interest increased to 71% on January 16, 2001 following Trilon's repurchase of 14.5 million of its common shares.

         Trilon's financial results for the two years ended December 31, 2000 are shown below:

millions                            2000       1999
--------                            ----       ----
Total assets                       $3,541     $3,386
Shareholders' equity                2,707      2,595
Gross revenues                        414        367
Net income                            236        357
                                   ======     ======

Trilon's results for 1999 included a deferred investment gain of $150 million.

         Great Lakes also holds a senior preferred share investment in Noranda Equities Inc., which together with Brascan, owns 40% of the common shares of Noranda Inc. ("Noranda"). Noranda, a publicly-listed company, is a major producer of mined and refined base metals.

         Noranda's financial results for the two years ended December 31, 2000 are shown below:

millions                            2000       1999
--------                            ----       ----
Total assets                      $11,760    $11,379
Shareholders' equity                4,094      4,167
Gross revenues                      6,957      6,468
Net income                            293        186
                                  =======    =======

Great Lakes owns a $112.0 million senior preferred share investment issued by a wholly owned subsidiary of Brascan, a publicly-listed property, diversified natural resources, energy and financial services company.

         Brascan's financial results for the two years ended December 31, 2000 are shown below:

millions                            2000       1999
--------                            ----       ----
Total assets                      $11,601    $11,060
Shareholders' equity                4,913      4,614
Group revenues                     13,524     12,729
Net income                            648        423
                                  =======    =======

Brascan's results in 2000 and 1999 include investment gains of $250 million and $110 million, respectively.

         Other investments include primarily the company's shares of First Toronto Investments Limited ("First Toronto"), a private company which participates in the secondary market for equity securities of Canadian corporations, including companies affiliated with Brascan. Great Lakes' investment in First Toronto provided a pre-tax equivalent yield of 7.3% in 2000.


PROPERTY, PLANT AND EQUIPMENT

The company's property, plant and equipment includes the following: the depreciated costs of its 12 wholly-owned hydroelectric power generating stations in northern Ontario; its 50% share of the depreciated interest in the three Maclaren Energy hydroelectric generating stations; its 75% residual interest in Louisiana HydroElectric Power's Sidney A. Murray, Jr. generating station and flood and sediment control works; the depreciated cost of the Valerie Falls Power hydroelectric generating station; the depreciated cost

8 GREAT LAKES POWER INC.

of the two Pontiac Power hydroelectric generating stations; its share of the depreciated cost of the Lake Superior Power cogeneration plant; and the costs attributed to the undeveloped Highvale Power coal properties.

         The depreciated cost of the company's property, plant and equipment increased during the year, largely due to the increased ownership in Maclaren Energy and capital improvements at Northern Ontario Power. The major components by type of asset are summarized below:

millions                          2000            1999
--------                          ----            ----
Generation                      $  900.3        $  829.3
Transmission                       188.5           182.8
Distribution                        49.1            49.1
Other                               47.7            46.7
                                --------        --------
                                 1,185.6         1,107.9
Accumulated depreciation
   and amortization                228.8           208.8
                                --------        --------
                                $  956.8        $  899.1
                                ========        ========

LIQUIDITY AND CREDIT FACILITIES

Great Lakes finances itself through mortgage bonds, corporate debentures, bank credit facilities and bridge and loan facilities provided by Brascan and its affiliates.

         At December 31, 2000, the company's total debt was $952.3 million, as detailed below:

                                      Average                      Average
                                      Interest                     Interest
millions                        2000            Rate         1999             Rate
--------                        ----            ----         ----             ----
Northern Ontario Power
   First Mortgage Bonds        $251.4           6.6%        $247.2            6.6%
     Series 3 and 4
Great Lakes
 Hydro Income Fund
   First Mortgage Bonds
     Series 1, 2 and 3           50.0           7.5%            --             --
Project loans                    92.1           9.9%          99.0            9.8%
                                -----           ---          -----            ---
                                393.5                        346.2

Term debentures                 558.8           8.6%         543.8            7.9%
                                -----           ---          -----            ---
                               $952.3                       $890.0
                                =====           ===          =====            ===

The Northern Ontario Power Series 3 First Mortgage Bonds, issued in December 1996, bear interest at 6.69% and are due December 31, 2001. The Series 4 First Mortgage Bonds, issued in May 1998, bear interest at 6.57% and are due June 16, 2003. The Series 3 and Series 4 First Mortgage Bonds rank equally.

         The Great Lakes Hydro Income Fund Series 1, 2 and 3 First Mortgage Bonds, issued in April 2000, bear interest at the rate of 7.33%, 7.55% and 7.78% respectively; and are due April 24, 2005, April 24, 2010 and April 24, 2015, respectively.

         The $9.9 million project loan for the 65%-owned Valerie Falls Power hydroelectric station bears interest at a floating rate not to exceed 9.7% with the balance due on November 30, 2001. The $64.5 million in project loans for the two Pontiac Power hydroelectric stations bear interest at a blended rate of 10.52% and amortize yearly to December 1, 2020. These loans are secured by the respective power plants and related assets. The company's $17.7 million share of the loan arranged for the 50%-owned Lake Superior Power cogeneration plant, bears interest at a rate of 9.41% and amortizes yearly to December 29, 2006.

         The company's term debentures consist of two series. In 1994, US$175 million 9.0% Notes were issued maturing August 1, 2004. In August 1999, US$200 million 8.3% Notes were issued, maturing March 1, 2005.

         In addition, the company has a commercial paper program with an authorized amount of $118 million. The company's commercial paper is currently rated R-1(low) by Dominion Bond Rating Service and A-1(Low) by Canadian Bond Rating Service. The company's commercial paper program, distributed in the money market by a group of investment dealers, normally provides the company with its most cost-effective source of short-term funds.

         The following schedule summarizes the maturity of the company's outstanding mortgage debt:

millions                             Annual Repayments
--------                             -----------------
2001                                            $110.3
2002                                               5.8
2003                                             161.8
2004                                               5.0
2005                                              29.5
Thereafter                                        81.1
                                                ------
                                                $393.5
                                                ======

                                                 FINANCIAL ANALYSIS AND REVIEW 9

In addition to its undrawn credit facilities, the company's securities portfolio provides a source of liquidity.

CAPITAL BASE AND FINANCIAL POSITION

The company's capital base at December 31, 2000 of $1,249.0 million was comprised of 101.4 million common shares with a book value of $1,001.3 million or $9.87 per share and $247.7 million of subordinated debentures convertible into 24.8 million common shares at $10.00 per share.

         The convertible debentures mature September 2013 and interest and principal may be paid by the company in the form of its common shares. The debentures are therefore included as part of the company's capital base. On a fully diluted basis, there would be 126.2 million common shares outstanding.

The composition of the company's capital base at the end of 2000 and 1999 is summarized below:

millions, except number of shares            2000               1999
---------------------------------            ----               ----
Subordinated convertible
   debentures                            $      247.7       $      247.7
Common shares                                 1,001.3              968.3
                                         ------------       ------------
                                         $    1,249.0       $    1,216.0
                                         ============       ============

Number of common shares
   Currently issued                       101,393,934        101,393,934
   Convertible debentures                  24,769,030         24,769,030
                                         ------------       ------------
Fully diluted                             126,162,964        126,162,964
                                         ============       ============

Regular dividends paid on the company's common shares in both 2000 and 1999 amounted to $64.9 million, representing an earnings payout ratio of 56%. The regular quarterly dividend per common share paid in both 2000 and 1999 was $0.16.

         The company's policy is to distribute surplus operating cash flows not required for investment in power generating facilities to its common shareholders in the form of regular quarterly and special dividend payments.

BUSINESS ENVIRONMENT AND RISKS

Operating income from hydroelectric power generation fluctuates mainly in relation to the availability of water in the company's river systems. In the case of Northern Ontario Power, lower than average water inflows can reduce stored water levels. This can reduce the level of internal power generation, which increases the need for more expensive external power purchases, resulting in lower earnings.

         The largest industrial customer of Northern Ontario Power, accounts for approximately 13% of Great Lakes' revenues. Should demand from this customer be temporarily interrupted, the immediate effect on the company's revenues would be largely offset by a reduction in purchases of higher-priced power and the sale of any surplus power to the Ontario, Quebec and neighbouring power grids at prices for electricity at any given time. In the event of a lengthy shutdown of the company's largest customers, any surplus power could be sold on a basis which recognized the higher value of firm power, since this power could be scheduled and integrated into an overall generation plan.

         While changes in the level of precipitation impact the power generation of Great Lakes' individual operations, the fact that it has hydroelectric stations in several different watershed areas in Canada and the United States helps it balance the financial impact of these fluctuations. Risk is also reduced through the existence of long-term power sale contracts with major utility customers.

         Investment income from a portion of the company's preferred shareholdings varies only with the amount invested, as the rate of return is generally fixed. Other investment income is sensitive to interest rate changes; however, a similar offsetting sensitivity exists with a portion of the company's debt.

OPERATING STRATEGY AND OUTLOOK

The company's primary goals are to increase earnings and cash flow, while making adequate provisions for special maintenance and low water levels, and to distribute surplus operating cash flow, not otherwise required for investment, to shareholders as dividends.

         Management will continue to emphasize control over operating and maintenance costs and the application of technology; explore ways of increasing the company's customer base and the market for its hydroelectric power; and examine potential development projects within and beyond its service area. The company will also continue to work closely with joint-venture partners on

10 GREAT LAKES POWER INC.

developing other projects outside its primary service area.

         Drier than normal conditions continue to prevail in the US midwest and parts of northern Ontario. The financial impact of these conditions on the company's results in 2001 is expected to be offset by increased contributions from other existing operations and the initial results of its current capital investment program.

         In the longer run, regulatory changes in the electricity industry in both North and South America are expected to provide new opportunities for the company's services. Continued economic growth should also, over time, help expand the market for the company's power and provide opportunities for investment in new power generating facilities.

FORWARD-LOOKING STATEMENTS

The company's financial analysis and review contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                                FINANCIAL ANALYSIS AND REVIEW 11

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT RESPONSIBILITY

TO THE SHAREHOLDERS

The attached financial statements and other financial information have been prepared by the company's management which is responsible for their integrity and objectivity. To fulfill this responsibility, the company maintains systems of internal control and policies and procedures to ensure that its reporting practices and accounting and administrative procedures are of high quality, consistent with reasonable costs. These policies and procedures are designed to provide relevant and reliable financial information. These statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on judgments of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the accompanying consolidated financial statements.

         Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have examined the financial statements of the company in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the financial statements. Their report as auditors is set out below.

         These statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have full access to the Audit Committee and meet with the committee both with and without the presence of management. The Board of Directors, through its Audit Committee, oversees management's financial reporting responsibilities and is responsible for reviewing and approving the financial statements.

/s/ Richard Legault

Richard Legault
Vice-President and Chief Financial Officer
February 2, 2001


AUDITORS' REPORT

TO THE SHAREHOLDERS OF GREAT LAKES POWER INC.

We have audited the consolidated balance sheets of Great Lakes Power Inc. as at December 31, 2000 and 1999 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


/s/Deloitte & Touche

Toronto, Canada
February 2, 2001

12 GREAT LAKES POWER INC.

CONSOLIDATED BALANCE SHEET

December 31
millions                                                       note                  2000                  1999
--------                                                       ----                  ----                  ----
ASSETS
     Securities                                                                  $      661.3           $     646.1
     Loans and other receivables                                  3                     322.0                 325.1
     Long-term investments                                        4                     536.2                 534.9
     Property, plant and equipment                                5                     956.8                 899.1
                                                                                 ------------           -----------
                                                                                 $    2,476.3           $   2,405.2
                                                                                 ============           ===========


LIABILITIES
     Accounts payable and other                                                  $       76.4           $      99.4
     Mortgage bonds                                               7                     393.5                 346.2
     Term debentures                                              8                     558.8                 543.8

FUTURE INCOME TAX LIABILITY                                       9                     104.4                 106.7

MINORITY INTERESTS                                                                       94.2                  93.1

SHAREHOLDERS' EQUITY                                             10                   1,249.0               1,216.0
                                                                                 ------------           -----------
                                                                                 $    2,476.3           $   2,405.2
                                                                                 ============           ===========


Approved by the Board:



/s/ John E. Richardson, F.C.A.        /s/ Sidney A. Lindsay

John E. Richardson, F.C.A.            Sidney A. Lindsay
Director                              Director

                                            CONSOLIDATED FINANCIAL STATEMENTS 13

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31
millions, except per share amounts                               note                2000                  1999
----------------------------------                               ----                ----                  ----
REVENUE
     Power operations                                                            $      226.8          $      187.7
     Long-term investments                                                               48.0                  47.4
     Investment and other income                                  11                     58.7                  51.2
                                                                                 ------------          ------------
                                                                                        333.5                 286.3
                                                                                 ------------          ------------
EXPENSES
     Interest                                                                            79.2                  64.4
     Power and fuel purchases                                                            69.8                  54.1
     Operating costs                                                                     26.8                  19.2
     Depreciation                                                                        20.7                  16.7
     Minority interests                                                                   4.6                   3.7
     Income and other taxes                                        9                     16.9                  15.1
                                                                                 ------------          ------------
                                                                                        218.0                 173.2
                                                                                 ------------          ------------
NET INCOME                                                                       $      115.5          $      113.1
                                                                                 ============          ============

FULLY DILUTED NET INCOME PER COMMON SHARE                         11             $       0.92          $       0.90
                                                                                 ============          ============

CONSOLIDATED STATEMENT
OF RETAINED EARNINGS

Years ended December 31
millions                                                         note                2000                  1999
--------                                                         ----                ----                  ----
RETAINED EARNINGS
     Balance, beginning of year                                                   $     364.8          $      332.5
     Net income                                                                         115.5                 113.1
     Convertible debenture interest                                                     (17.6)                (15.9)
     Common share dividends                                                             (64.9)                (64.9)
                                                                                  -----------          ------------
     Balance, end of year                                                         $     397.8          $      364.8
                                                                                  ===========          ============

14 GREAT LAKES POWER INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31
millions                                                        note                 2000                  1999
--------                                                        ----                 ----                  ----
CASH PROVIDED FROM OPERATIONS                                    11               $     125.5          $      131.5
                                                                                  -----------          ------------

FINANCING AND SHAREHOLDER DISTRIBUTIONS
     Borrowings                                                                          -                    290.0
     Debt repayments                                                                     (6.9)               (187.5)
     Convertible debenture interest                                                     (17.6)                (15.9)
     Common share dividends                                                             (64.9)                (64.9)
                                                                                  -----------          ------------
                                                                                        (89.4)                 21.7
                                                                                  -----------          ------------
INVESTING
     Securities                                                                          (8.7)                 (1.9)
     Loans and other receivables                                                         14.9                 (37.1)
     Property, plant and equipment                                                      (52.7)               (139.0)
     Other                                                                               10.9                  17.1
                                                                                  -----------          ------------
                                                                                        (35.6)               (160.9)
                                                                                  -----------          ------------

CASH AND CASH EQUIVALENTS
     Increase (decrease)                                                                  0.5                  (7.7)
     Balance, beginning of year                                                           6.2                  13.9
                                                                                  -----------          ------------
     Balance, end of year                                                         $       6.7          $        6.2
                                                                                  ===========          ============

See Note 1

                                            CONSOLIDATED FINANCIAL STATEMENTS 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF ACCOUNTING POLICIES

BUSINESS OPERATIONS

The company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities principally in Canada. The company also conducts investment activities, which include the receipt of interest and dividends on the company's financial assets as well as gains realized on investment transactions.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include:

(i) the accounts of all subsidiaries of Great Lakes Power Inc. (the "company") including Northern Ontario Power, Pontiac Power and Highvale Power; and

(ii) the accounts of all subsidiaries' incorporated and unincorporated joint ventures and partnerships to the extent of the company's proportionate interest in their respective assets, liabilities, revenue and expenses, including the company's investment in the Great Lakes Hydro Income Fund and Lake Superior Power.

The company's ownership interests in operating entities which are not wholly owned are as follows:

(i) Valerie Falls Power, in which the company owns a 65% (1999 - 65%) general partnership interest; and

(ii) Louisiana HydroElectric Power, in which the company owns a 75% (1999 - 75%) residual interest.

INVESTMENTS

Partly owned businesses, where the company is able to exercise significant influence, are carried on the equity method. Interests in jointly controlled entities are proportionately consolidated. Other long-term investments are carried at the lower of cost and net realizable value.

         The excess of acquisition costs over net book values of the company's investments is amortized over their estimated useful lives. The company evaluates the carrying value of this excess for potential impairment on an ongoing basis. Management assesses the recoverability of this excess based on a review of the expected future operating income and cash flows of these investments on an undiscounted basis.

REVENUE AND EXPENSE RECOGNITION

Revenues from the sale of electricity and steam are recorded based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates. Electricity sales revenues are recognized when power is provided.

         Investment income is recorded on the accrual basis, less a provision for uncollectible interest, fees, commissions or other amounts.

         The company is rate regulated and maintains hydrological provisions which adjust for the effect of variations in streamflow when measured against long-term averages.

SECURITIES

Securities are carried at the lower of cost and estimated realizable value with any adjustment required charged against investment income.

LOANS RECEIVABLE

Loans receivable are carried at the lower of cost and estimated realizable value with any provision for estimated losses, legal and other collection costs charged against investment income.

FINANCING COSTS

Expenses related to the issuance of debt are amortized over the term of the debt. Expenses related to the issuance of the company's shares are charged to retained earnings. Interest on funds used in construction and on development projects is capitalized.

STATEMENT OF CASH FLOWS

Cash and cash equivalents are included in the securities line on the balance sheet. Interest and income and other tax expense recorded under the accrual method of accounting approximate the cash amounts paid.

INCOME TAXES

The company uses the liability method in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the enacted, or substantively enacted, tax rates and

16 GREAT LAKES POWER INC.

laws that will be in effect when the differences are expected to reverse, taking into account prudent tax strategies.

FOREIGN EXCHANGE

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate for the year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

2.       ACQUISITIONS

MACLAREN ENERGY

In November 1999, the company acquired a 30%indirect interest in the Maclaren Energy hydroelectric power generation, transmission and distribution system in western Quebec ("Maclaren Energy") through the Great Lakes Hydro Income Fund. A further 20% interest in this operation was acquired in two equal tranches in each of December 1999 and May 2000. The aggregate cash purchase price for these interests was $111.5 million.

         These acquisitions were accounted for under the purchase method of accounting.

         The net assets acquired as a result of the acquisition and the consideration given are as follows:

millions                                  2000           1999
--------                                  ----           ----
Assets acquired
   Loans and other receivables          $   2.1        $   6.1
   Property, plant and equipment           31.5          126.3
                                        -------        -------
                                           33.6          132.4
Liabilities assumed
   Accounts payable and other               1.3            3.2
   Mortgage bonds                          10.0           40.0
                                        -------        -------
                                           11.3           43.2
                                        -------        -------
Net assets acquired                     $  22.3        $  89.2
                                        =======        =======
Consideration paid                      $  22.3        $  89.2
                                        =======        =======

LOUISIANA HYDROELECTRIC

In July 1999, the company completed the purchase of an additional 25% residual ownership interest in the 192 MW Louisiana HydroElectric Power generating station and flood control system, thereby raising its residual ownership from 50% to 75%. The purchase price of $70 million was satisfied with cash of $35 million and a $35 million note repayable in 2014.

3.       LOANS AND OTHER RECEIVABLES

millions                                    2000           1999
--------                                    ----           ----
Demand deposits
 with affiliated companies*               $ 124.5        $ 144.2
Project financing receivables                83.8           81.6
Coal royalty receivables                     68.2           66.9
Trade receivables                            31.6           19.3
Prepaid interest and other                   13.9           13.1
                                          -------        -------
                                          $ 322.0        $ 325.1
                                          =======        =======

*  Bear interest at the prime rate

4.       LONG-TERM INVESTMENTS

Long-term investments include the company's direct and indirect interests in Trilon Financial Corporation, Noranda Inc., Brascan Corporation ("Brascan") and First Toronto Investments Limited.

         The book values of the company's long-term investments and the underlying securities at December 31, 2000 compared to 1999 are as follows:

millions                              2000           1999
--------                              ----           ----
Trilon Financial Corporation        $ 195.3        $ 195.3
Noranda Inc.                          150.0          150.0
Brascan Corporation                   112.0          112.0
Other investments                      78.9           77.6
                                    -------        -------
                                    $ 536.2        $ 534.9
                                    =======        =======

Great Lakes holds a senior preferred share investment in Trilon Holdings Inc. which, together with Brascan Corporation ("Brascan"), owned 65% at December 31, 2000 of the common shares of Trilon Financial Corporation ("Trilon"). Trilon is a publicly-listed Canadian-based financial services company. This interest increased to 71% on January 16, 2001 following Trilon's repurchase of 14.5 million of its common shares.

         Great Lakes also holds a senior preferred share investment in Noranda Equities Inc., which together with Brascan, owns 40% of the common shares of

                                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 17

Noranda Inc. ("Noranda"). Noranda, a publicly-listed company, is a major producer of mined and refined base metals.

         Great Lakes owns a $112.0 million senior preferred share investment issued by a wholly-owned subsidiary of Brascan, a publicly-listed property, diversified natural resources, energy and financial services company.

         Other investments include primarily the company's shares of First Toronto Investments Limited ("First Toronto"), a private company which participates in the secondary market for equity securities of Canadian corporations, including companies affiliated with Brascan.


5.       PROPERTY, PLANT AND EQUIPMENT

millions                          2000            1999
--------                          ----            ----
Generation                      $  900.3        $  829.3
Transmission                       188.5           182.8
Distribution                        49.1            49.1
Other                               47.7            46.7
                                --------        --------
                                 1,185.6         1,107.9
Accumulated depreciation
   and amortization                228.8           208.8
                                --------        --------
                                $  956.8        $  899.1
                                ========        ========

Property, plant and equipment includes the cost of the company's 12 hydroelectric generating stations in northern Ontario and two Pontiac Power hydroelectric generating stations in Quebec; the company's proportionate interest in the cost of the three Maclaren Energy hydroelectric generating stations owned through the Great Lakes Hydro Income Fund; the cost of the Valerie Falls Power hydroelectric generating station; the company's 75% (1999 - 75%) residual interest in Louisiana HydroElectric Power's hydroelectric generating station and flood and sediment control works; the company's share of the cost of the Lake Superior Power cogeneration plant; and the cost of the company's Highvale coal assets.

         Depreciation is based on the service lives of the assets which are 60 years for hydro generation, 20 years for co-generation and 40 years for transmission, distribution and other.

         The company's hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the year 2022 for Northern Ontario Power, 2044 for Valerie Falls Power, 2019 and 2020 for Pontiac Power, 2019 for Maclaren Energy and 2031 for Louisiana HydroElectric Power.


6.       JOINT VENTURES

The following amounts represent the company's proportionate interest in incorporated and unincorporated joint ventures reflected in the company's accounts:

millions                                     2000          1999
--------                                     ----          ----
Assets                                      $ 218         $  52
Liabilities                                    81            26
Operating revenues                             58            24
Operating expenses                             28            14
Net income                                     17             4
Cash flows from operating activities           24             7
Cash flows from investing activities           (4)           (1)
Cash flows from financing activities          (20)           (7)
                                              ===            ==

7.       MORTGAGE BONDS

millions                               2000           1999
--------                               ----           ----
Northern Ontario Power
   First Mortgage Bonds
     Series 3                        $  95.0        $  95.0
     Series 4 (US$105.0)               156.4          152.2
                                     -------        -------
                                       251.4          247.2

Great Lakes Hydro Income Fund
   First Mortgage Bonds
     Series 1                           25.0             --
     Series 2                           12.5             --
     Series 3                           12.5             --
                                     -------        -------
                                        50.0             --
Other Power Operations
   Project mortgages
     Pontiac Power                      64.5           65.6
     Valerie Falls Power                 9.9           11.7
     Lake Superior Power                17.7           21.7
                                     -------        -------
                                     $ 393.5        $ 346.2
                                     =======        =======

The $95 million First Mortgage Bonds Series 3 bear interest at the rate of 6.69%, are due on December 31, 2001 and are secured by a charge on the company's wholly owned power generating assets in northern Ontario.

         The US$105 million First Mortgage Bonds Series 4 bear interest at the rate of 6.57%, are due on June 16, 2003 and are secured by a charge on the company's wholly owned power generating assets in northern Ontario.

The company's proportionate share of the Great

18 GREAT LAKES POWER INC.

Lakes Hydro Income Fund First Mortgage Bonds Series 1, 2 and 3 bear interest at 7.33%, 7.55% and 7.78% respectively; and are due April 24, 2005, April 24, 2010 and April 24, 2015, respectively. These Mortgage Bonds are secured by charges on all present and future real and personal property of Great Lakes Power Trust.

         The Valerie Falls Power project mortgage bears interest at a floating rate not to exceed 9.7% with the balance due on November 30, 2001 and is secured by a charge on the company's Valerie Falls Power generating assets.

         The Pontiac Power project mortgages bear interest at a blended rate of 10.52%, amortize monthly to December 1, 2020 and are secured by charges on the respective Pontiac Power generating assets.

         The Lake Superior Power project mortgage bears interest at 9.41%, amortizes annually to December 29, 2006 and is secured by a charge on the company's Lake Superior Power cogeneration assets.

         The company has established a US$100 million loan facility with Brascan Corporation, its principal shareholder, which can be drawn down at any time, bearing interest at the prime rate and secured by the company's residual interest in Louisiana HydroElectric Power. At either party's option, the facility may be drawn down and converted into a fixed-rate financing at 9.75% repayable in 2015.

         Principal repayments on the company's outstanding mortgage bonds due over the next five years and thereafter are as follows:

millions          Annual Repayments
--------          -----------------
2001                         $110.3
2002                            5.8
2003                          161.8
2004                            5.0
2005                           29.5
Thereafter                     81.1
                             ------
                             $393.5
                             ======

8.       TERM DEBENTURES

millions                        2000           1999
--------                        ----           ----
Corporate debentures
   Series 1 (US$175.0)        $ 260.8        $ 253.8
   Series 3 (US$200.0)          298.0          290.0
                              -------        -------
                              $ 558.8        $ 543.8
                              =======        =======

The Series 1 debentures bear interest at the rate of 9.0% and are due in August 2004.

         The Series 3 debentures bear interest at 8.3% and are due March 2005. Through the use of an interest rate swap, the company pays interest at a rate which varies with the LIBOR rate.

9.       FUTURE INCOME TAX LIABILITY

The difference between the statutory rate and the effective rate of tax is attributable to the company's dividend income and equity earnings being taxed prior to receipt by the company. The company's future income tax liability of $104.4 million (1999 - $106.7 million) is comprised principally of temporary differences relating to property, plant and equipment. This amount is net of a future tax asset of $25 million (1999 - $33 million) relating to unused non-capital losses. See also note 1.

10.      SHAREHOLDERS' EQUITY

The company is authorized to issue an unlimited amount of common shares, of which the following were issued and outstanding:

millions                                    2000            1999
--------                                    ----            ----
101,393,934 (1999 - 101,393,934)
   Common shares                         $   603.5      $    603.5
Retained earnings                            397.8           364.8
                                         ---------      ----------
                                           1,001.3           968.3
Subordinated convertible debentures          247.7           247.7
                                         ---------      ----------
                                         $ 1,249.0      $  1,216.0
                                         =========      ==========

The subordinated convertible debentures mature September 30, 2013, bear interest at the prime rate subject to a minimum of 6% and a maximum of 8%, and are convertible at $10.00 per common share into 24.8 million common shares. Principal and interest are payable at the company's option with cash or common shares.

         The company is authorized to issue an unlimited amount of preferred shares, none of which are currently outstanding.

                                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 19

11.      OTHER INFORMATION

millions, except per share amounts           2000             1999
----------------------------------           ----             ----
Average fully diluted common
   shares outstanding                         126.2            126.2

Basic earnings per share                   $   0.97         $   0.96
                                           --------         --------

Cash provided from operations
   Net income                              $  115.5         $  113.1
   Add non-cash items
     Depreciation                              20.7             16.7
     Hydrological provisions                  (31.1)            (2.1)
     Equity income (loss) and other            20.4              3.8
                                           --------         --------
                                           $  125.5         $  131.5
                                           ========         ========

The fair value of the company's securities and loans and other receivables approximates their carrying values at December 31, 2000 and 1999 based on expected future cash flows from these assets, discounted at market rates for assets with similar terms and investment risks.

         The fair value of the company's mortgage bonds and term debentures is $980 million (1999 - $904 million) based on current market prices for debt with similar terms and risks.

         All financial and investment transactions with affiliated companies are at normal market terms. Affiliated companies include the company's principal shareholder, Brascan Corporation, and its subsidiaries and equity accounted investees. At December 31, 2000, the carrying value of securities of related companies amounted to $603.6 million (1999 - $594.7 million). In 2000, income from securities and loans with affiliated companies amounted to $56.7 million (1999 - $50.4 million).

         The company's two largest customers accounted for 13% and 11%, respectively, of total revenues in 2000 (1999 - 15% and 13%, respectively).

         During 2000, $5.1 million of hydrological provisions (1999 - $2.1 million) were applied against power purchase costs and $26.0 million (1999 -
nil) was included in revenue from power operations.

         At December 31, 2000, hydrological provisions totalled $20.1 million (1999 - $51.2 million).

The company endeavours to maintain a matched book of currencies and interest-sensitive assets and liabilities. However, unmatched positions are carried, on occasion, within pre-determined exposure limits based on expectations for interest rates and currencies. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.

12.      COMMITMENTS AND CONTINGENCIES

The company has entered into a power agency and guarantee agreement with the Great Lakes Power Trust (the "Trust"), in which the company has a 50% indirect interest, for a term of 20 years. This agreement requires the company to fund any deficiency amount between the actual energy revenues and the guaranteed price for energy of the Trust. The cumulative net deficiency amount in 2000 was $0.3 million (1999 - $0.4 million). The company is entitled to receive any revenues in excess of the guaranteed amount.

         In addition, the company agreed to provide to the Trust a hydrology credit facility in the amount of $15 million for a period of 15 years, which is not to be drawn in excess of $5 million per year. The facility bears interest at market rates.

13.      COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform with the 2000 presentation.

14.      SUBSEQUENT EVENTS

In December 2000, the company's principal shareholder, Brascan Corporation, announced an offer to acquire the minority shareholdings of Great Lakes Power Inc. pursuant to a going-private transaction. On January 16, 2001, the company's board of directors called a Special Meeting of the company's shareholders on February 28, 2001 to consider this proposal.

20 GREAT LAKES POWER INC.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

John E. Bahen
Corporate Director

Alex G.Balogh
Chairman
Falconbridge Limited

Jack L. Cockwell
President and
Chief Executive Officer
Brascan Corporation

C.W. (Peter) Cole
Chairman
Eastcan Capital

Ronald J. Daniels
Dean, Faculty of Law
University of Toronto

Robert A. Dunford
Group Chairman
Energy Operations
Brascan Corporation

Harry A. Goldgut
President and
Chief Operating Officer
of the Corporation

Edward C. Kress
Chairman and
Chief Executive Officer
of the Corporation

Allen T. Lambert, O.C.
Group Chairman
Financial Services
Brascan Corporation

Sidney A. Lindsay
President
Lindsay Consultants

John E. Richardson, F.C.A.
Vice-Chairman
London Guarantee Insurance Company

George S. Taylor
Corporate Director


CORPORATE OFFICERS

Edward C. Kress
Chairman and
Chief Executive Officer

Harry A. Goldgut
President and
Chief Operating Officer

Richard Legault
Executive Vice-President

Michael R. McEwen
Senior Vice-President,
Operations

Colin L. Clark
Vice-President,
Power Development

Alan V. Dean
Vice-President and
Secretary

Craig J. Laurie
Vice-President and
Chief Financial Officer

Trevor D. Kerr
Vice-President and
Treasurer

Lisa W. F. Chu
Controller

                                                      DIRECTORS AND OFFICERS  21

                         [GREAT LAKES POWER INC. LOGO]


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